WOODROCK SECURITIES, L.P.
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2015

	2015
CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from customers	$ 1,788,943
Cash paid for management fees and expenses	(87,424)
Net cash provided by operating activities	1,701,519
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions	159,346
Distributions to partners	(1,425,000)
Net cash used in financing activities	(1,265,654)
NET INCREASE IN CASH AND CASH EQUIVALENTS	435,865
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	11,274
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 447,139
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	
Net income	$ 1,657,323
Administrative fees contributed by affiliate	15,001
Decrease in accounts receivable	25,000
Increase in prepaid expenses	(6,919)
Increase in accounts payable	6,369
Increase in accounts payable - affiliate	4,745
Net cash provided by operating activities	$ 1,701,519